Exhibit 99.1

AMERICAS SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements
Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

Americas Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	March 31,	December 31,
As at	2018	2017
Assets
Current assets
Cash and cash equivalents	$3,259	$9,325
Trade and other receivables (Note 5)	11,639	6,631
Inventories (Note 6)	8,961	9,366
Prepaid expenses	1,547	869
Commodity forward contracts (Note 16)	363	-
	25,769	26,191
Non-current assets
Restricted cash	713	331
Long-term investments	3	4
Property, plant and equipment (Note 7)	102,372	100,301
Total assets	$128,857	$126,827

Liabilities
Current liabilities
Trade and other payables	$10,099	$10,393
Pre-payment facility (Note 9)	4,799	4,000
	14,898	14,393
Non-current liabilities
Other long-term liabilities	786	564
Pre-payment facility (Note 9)	9,625	11,000
Post-employment benefit obligations	8,624	8,618
Decommissioning provision	3,836	3,948
Deferred tax liabilities (Note 15)	559	246
Total liabilities	38,328	38,769

Equity
Share capital (Note 10)	208,157	207,012
Equity reserve	35,307	34,760
Foreign currency translation reserve	6,540	6,284
Deficit	(159,475)	(159,998)
Total equity	90,529	88,058

Total liabilities and equity	$128,857	$126,827

Contingencies (Note 18)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Silver Corporation
Condensed Interim consolidated statements of income (loss) and comprehensive income (loss)
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended
	March 31,	March 31,
	2018	2017

Revenue (Note 12)	$20,383	$15,245

Cost of sales (Note 13)	(13,143)	(10,088)
Depletion and amortization (Note 7)	(2,215)	(2,022)
Care, maintenance and restructuring costs	(88)	(279)
Corporate general and administrative expenses (Note 14)	(2,230)	(2,269)
Exploration costs	(1,783)	(212)
Accretion on decommissioning provision	(47)	(45)
Interest and financing expense	(262)	(650)
Foreign exchange gain (loss)	(146)	240
Gain on commodity forward contracts (Note 16)	367	-
Gain on investment in equity instruments	-	18
Income (loss) before income taxes	836	(62)
Income tax expense (Note 15)	(313)	(154)
Net income (loss)	523	(216)

Other comprehensive income (loss)
Items that may be reclassified subsequently
to net income (loss)
Foreign currency translation reserve	256	(188)
Change in fair value of investment in equity instruments	-	(56)
Other comprehensive income (loss)	256	(244)
Comprehensive income (loss)	$779	$(460)

Income (loss) per share
Basic	0.01	(0.01)
Diluted	0.01	(0.01)

Weighted average number of common shares
outstanding
Basic (Note 11)	41,776,998	39,598,103
Diluted (Note 11)	44,154,449	39,598,103

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Silver Corporation
Condensed interim consolidated statements of changes in equity
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, except share amounts, unaudited)

				Foreign	Change in
				currency	fair value of
	Share capital		Equity	translation	investment in		Total
	Shares (000s)	Amount	reserve	reserve	equity instruments	Deficit	equity

Balance at January 1, 2018	41,497	$207,012	$34,760	$6,284	$-	$(159,998)	$88,058
Net income for the period	-	-	-	-	-	523	523
Other comprehensive income for the period	-	-	-	256	-	-	256
Share-based payments	-	-	1,074	-	-	-	1,074
Proceeds from exercise of options and warrants	434	1,145	(527)	-	-	-	618
Balance at March 31, 2018	41,931	$208,157	$35,307	$6,540	$-	$(159,475)	$90,529

Balance at January 1, 2017	39,540	$202,191	$34,400	$6,454	$237	$(156,138)	$87,144
Net loss for the period	-	-	-	-	-	(216)	(216)
Other comprehensive loss for the period	-	-	-	(188)	(56)	-	(244)
Share-based payments	-	-	747	-	-	-	747
Proceeds from exercise of options and warrants	229	748	(174)	-	-	-	574
Balance at March 31, 2017	39,769	$202,939	$34,973	$6,266	$181	$(156,354)	$88,005

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Silver Corporation
Condensed interim consolidated statements of cash flows
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unaudited)

	March 31,	March 31,
	2018	2017
Cash flow generated from (used in)

Operating activities
Net income (loss) for the period	$523	$(216)
Adjustments for the following items:
Depletion and amortization	2,215	2,022
Deferred income tax expense	313	155
Accretion and decommissioning costs	(45)	45
Share-based payments	1,064	842
Unrealized loss on long-term investments	1	15
Provision on other long-term liabilities	(2)	33
Deferred costs on credit facilities	-	173
Net charges on post-employment benefit obligations	6	58
Gain on commodity forward contracts	(363)	-
Gain on investment in equity instruments	-	(18)
	3,712	3,109
Changes in non-cash working capital items:
Trade and other receivables	(5,008)	(3,432)
Inventories	405	(1,371)
Prepaid expenses	(678)	(1,232)
Trade and other payables	(410)	1,296
Net cash used in operating activities	(1,979)	(1,630)

Investing activities
Expenditures on property, plant and equipment	(3,506)	(2,367)
Net development costs on San Rafael	-	(2,593)
Net development costs on El Cajón	-	(283)
Purchase of San Felipe property option	(500)	(7,108)
Bond on decommissioning costs	(370)	-
Net cash used in investing activities	(4,376)	(12,351)

Financing activities
Financing from (repayments to) pre-payment facility	(576)	15,000
Repayments to credit facilities	-	(8,005)
Sale of investment in equity instruments	-	59
Proceeds from exercise of options and warrants	618	574
Net cash generated from financing activities	42	7,628

Effect of foreign exchange rate changes on cash	247	(123)
Decrease in cash and cash equivalents	(6,066)	(6,476)
Cash and cash equivalents, beginning of period	9,325	24,055
Cash and cash equivalents, end of period	$3,259	$17,579

Cash and cash equivalents consist of:
Cash	$3,259	$17,579
Term deposits	-	-
	$3,259	$17,579

Interest paid during the period	$326	$520

The accompanying notes are an integral part of the condensed interim consolidated financial statements.
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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.   Corporate information

Americas Silver Corporation (the “Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York American Stock Exchange under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2018 were approved and authorized for issue by the Board of Directors of the Company on May 9, 2018.

2.   Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of these condensed interim consolidated financial statements with the exception of “revenue recognition” and “financial instruments”, which have been replaced by recent changes in accounting policies under Note 3 below. These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

3.   Changes in accounting policies and recent accounting pronouncements

The Company has adopted the following new accounting standards effective for annual periods beginning on or after January 1, 2018:

(i)            Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 9 did not result in any changes to the classification or measurement of the Company’s existing financial instruments on transition date.

The following accounting policy was adopted as at January 1, 2018 retrospectively and replaces the Company’s previously existing accounting policy on financial instruments summarized in Note 3(o) of the consolidated financial statements for the year ended December 31, 2017.

The Company classifies and measures its financial instruments at fair value, with changes in fair value recognized in profit or loss as they arise, unless restrictive criteria regarding the objective and contractual cash flows of the instrument are met for classifying and measuring at either amortized cost or fair value through other comprehensive income.

Cash and cash equivalents and trade and other receivables are classified and measured as financial assets at amortized cost. Embedded derivatives arising from subsequent adjustments in provisional sales revenue are classified and measured as financial instruments at fair value through profit or loss. Trade and other payables are classified and measured as financial liabilities at amortized cost, and investment in equity instruments are classified and measured as financial assets at fair value through other comprehensive income.
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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(ii)            Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The adoption of IFRS 15 did not impact the revenue recognition process of the Company’s existing provisional pricing arrangements on concentrate sales with the exception of disaggregating the Company’s revenue for note disclosure purposes.

The following accounting policy was adopted as at January 1, 2018 using the modified retrospective approach and replaces, effective January 1, 2018, the Company’s previously existing accounting policy on revenue recognition summarized in Note 3(e) of the consolidated financial statements for the year ended December 31, 2017.

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•	Identify the enforceable contract with the customer
•	Identify the separate performance obligations in the contract from transferring the distinct good or service
•	Determine the transaction price for consideration of transferring the good or service
•	Allocate the transaction price to the separate performance obligations identified
•	Recognize revenue when each separate performance obligation is satisfied

The Company recognizes revenue through entering into concentrate sales contracts with customers with the performance obligation of delivering its concentrate production in exchange for consideration valued under provisional pricing arrangements where the final sale prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenue from sales is recorded at the time of delivery based on forward prices for the expected date of final settlement.

Subsequent variations in metal prices are recognized as derivative pricing adjustments as they occur and are not considered as revenue from contracts with customers.

The following are future changes in accounting policies not yet effective as at March 31, 2018:

(i)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard, along with timing of adoption of IFRS 16.

4.   Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017.
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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

5.   Trade and other receivables

	March 31,	December 31,
	2018	2017

Trade receivables	$8,364	$3,779
Value added taxes receivable	3,168	2,751
Other receivables	107	101
	$11,639	$6,631

6.   Inventories

	March 31,	December 31,
	2018	2017

Concentrates	$1,316	$1,391
Ore stockpiles	2,368	2,877
Spare parts and supplies	5,277	5,098
	$8,961	$9,366

The amount of inventories recognized as an expense was $13.1 million during the three-month period ended March 31, 2018 (2017: $10.1 million). The concentrates and ore stockpiles, and spare parts and supplies write-down to net realizable value included in cost of sales was nil and nil, respectively, during the three-month period ended March 31, 2018 (2017: nil and nil, respectively).

7.   Property, plant and equipment

				Corporate
	Mining	Non-producing	Plant and	office
	interests	properties	equipment	equipment	Total

Cost
Balance at January 1, 2017	$67,571	$77,390	$40,013	$81	$185,055
Asset additions	5,233	5,526	8,795	3	19,557
Property purchase option acquired	-	7,108	-	-	7,108
Change in decommissioning provision	(37)	38	-	-	1
Reclassification	31,595	(31,595)	-	-	-
Balance at December 31, 2017	104,362	58,467	48,808	84	211,721
Asset additions	1,999	-	1,854	-	3,853
Property purchase option acquired	-	500	-	-	500
Change in decommissioning provision	(67)	-	-	-	(67)
Balance at March 31, 2018	$106,294	$58,967	$50,662	$84	$216,007
Accumulated depreciation
and depletion
Balance at January 1, 2017	$31,410	$50,502	$22,566	$29	$104,507
Depreciation/depletion for the year	3,438	-	3,261	10	6,709
Write-down of equipment	-	-	204	-	204
Balance at December 31, 2017	34,848	50,502	26,031	39	111,420
Depreciation/depletion for the period	1,482	-	731	2	2,215
Balance at March 31, 2018	$36,330	$50,502	$26,762	$41	$113,635
Carrying value
at December 31, 2017	$69,514	$7,965	$22,777	$45	$100,301
at March 31, 2018	$69,964	$8,465	$23,900	$43	$102,372

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million to Santacruz plus an initial option payment of $2 million to Hochschild, plus applicable VAT, was paid with cash on hand by the Company in March while the final option payment of $8 million, plus applicable VAT, was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million plus applicable VAT was amended to become option payments of $0.5 million paid on January 1, 2018, $0.5 million payable on April 1, 2018, $1.0 million payable on July 1, 2018, with the remaining balance of $6.0 million payable on or before December 31, 2018.

Effective December 19, 2017, the San Rafael mine declared commercial production which the Company defined as operating at an average of 80% designed production capacity with saleable concentrate recoveries within 5% of its mining feasibility study over a two-week period. The Company transferred $31.6 million in net book value from non-producing properties to mining interests including the historical carrying value of $25.2 million, net of pre-commercial production revenue of $4.0 million.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. A write-down of $0.2 million related to the U.S. operations was recorded for the year ended December 31, 2017 as a result of writing down carrying amounts of equipment to recoverable amounts. No other impairment or impairment reversal indicators were identified for the three-month period ended March 31, 2018.

The amount of borrowing costs capitalized as property, plant and equipment was nil during the three-month period ended March 31, 2018 (2017: nil).

8.   Credit facilities

On August 7, 2013, the Company signed a credit agreement with Royal Capital Management Corp. as security agent, and certain lenders (the “RCM Credit Agreement”). The RCM Credit Agreement provided for the issuance of notes with an aggregate principal amount of $6.4 million ($8.5 million CAD) maturing in December 2017 at an interest rate of 12% per annum payable on a monthly basis. On March 30, 2017, the remaining principal portion of the RCM Credit Agreement of $5.6 million was repaid in full.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the “New Credit Facility”) for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. On October 3, 2016, the principal portion for one lender of the New Credit Facility of $1.3 million was repaid in full. On February 10, 2017, the remaining principal portion for the other lender of New Credit Facility of $1.6 million was repaid in full on maturity.

9.   Pre-payment facility

On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael project where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Repayment of principal on the Pre-Payment Facility began in January 2018 as additional tonnage charges on shipments of concentrate with minimum annual principal repayments of $4.0 million during 2018, $5.5 million during 2019, and $5.5 million during 2020.
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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

10.   Share capital

a.   Authorized
Authorized share capital consists of an unlimited number of common shares.

	March 31,	December 31,
	2018	2017

Issued
41,931,449 (2017: 41,496,950) common shares	$208,157	$207,012

b.   Stock option plan
The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		March 31,		December 31,
		2018		2017
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	2,316	$3.06	1,771	$4.64
Granted	1,370	4.61	1,058	3.86
Exercised	(8)	2.34	(261)	3.22
Expired	-	-	(252)	17.31
Balance, end of period	3,678	$3.64	2,316	$3.06

The following table summarizes information on stock options outstanding and exercisable as at March 31, 2018:
	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

2.00 to 3.00	0.62	1,154	$2.14	1,154	$2.14
3.01 to 4.00	1.82	1,050	3.85	680	3.85
4.01 to 5.00	2.74	1,355	4.58	460	4.58
5.01 to 6.00	1.06	119	5.62	92	5.63
		3,678	$3.64	2,386	$3.23

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

c.   Share-based payments
The weighted average fair value at grant date of the Company’s stock options granted during the three-month period ended March 31, 2018 was $1.50 (2017: $1.52).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions for the three-month periods ended March 31, 2018 and 2017:

	March 31,	March 31,
	2018	2017

Expected stock price volatility (1)	59%	84%
Risk free interest rate	1.74%	0.85%
Expected life	3 years	3 years
Expected forfeiture rate	3.36%	4.21%
Expected dividend yield	0%	0%

Share-based payments included in cost of sales	$-	$-
Share-based payments included in general and
administrative expenses	1,038	747
Total share-based payments	$1,038	$747

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants
The warrants that are issued and outstanding as at March 31, 2018 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
2,809	4.68	Jan 2018	Jun 14, 2021
4,861	4.68	Jan 2018	Jun 9, 2021
742,883	4.68	Jul 2016	Jun 14, 2021
213,492	4.20	Jul 2016	Jun 14, 2018
1,350,204	4.68	Jun 2016	Jun 9, 2021
369,442	4.20	Jun 2016	Jun 9, 2018
1,537,355	1.20	Feb 2016	Feb 10, 2019
307,777	1.20	Nov 2015	Nov 10, 2018
29,166	1.56	Aug 2015	Aug 26, 2018
190,906	3.00	Aug 2015	Aug 26, 2018
4,748,895

The 369,442 warrants issued in June 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 9, 2016.

The 213,492 warrants issued in July 2016 are broker warrants where each broker warrant is exercisable for one broker unit at an exercise price of $4.20 CAD for a period of two years. Each broker unit consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of $4.68 CAD for a period of five years starting on June 14, 2016.
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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

e.   Restricted Share Units:
The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other payables and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at March 31, 2018, 86,692 (December 31, 2017: 208,722) restricted share units are outstanding at an aggregate value of $0.3 million (December 31, 2017: $0.8 million).

f.   Deferred Share Units:
The Company has a Deferred Share Unit Plan under which eligible directors of the Company are entitled to receive awards of deferred share units on a quarterly basis as payment for 20% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at March 31, 2018, 299,781 (December 31, 2017: 286,920) deferred share units are issued and outstanding.

11.   Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2018	2017

Basic weighted average number of shares	41,776,998	39,598,103
Effect of dilutive stock options and warrants	2,377,451	-
Diluted weighted average number of shares	44,154,449	39,598,103

Diluted weighted average number of common shares for the three-month period ended March 31, 2018 excludes 1,383,403 anti-dilutive stock options (2017: 2,487,075) and nil anti-dilutive warrants (2017: 6,854,175).
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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

12.   Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month periods ended March 31, 2018 and 2017:

	March 31,	March 31,
	2018	2017

Silver
Provisional sales revenue	$6,831	$8,679
Derivative pricing adjustments	193	691
	7,024	9,370
Zinc
Provisional sales revenue	$11,164	$3,089
Derivative pricing adjustments	50	71
	11,214	3,160
Lead
Provisional sales revenue	$8,978	$6,337
Derivative pricing adjustments	8	99
	8,986	6,436
Other by-products
Provisional sales revenue	$128	$767
Derivative pricing adjustments	(36)	18
	92	785

Gross revenue	$27,316	$19,751
Treatment and selling costs	(6,933)	(4,506)
	$20,383	$15,245

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 16). Revenue from contracts with customers is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.

13.   Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month periods ended March 31, 2018 and 2017:

	March 31,	March 31,
	2018	2017

Salaries and employee benefits	$6,022	$5,604
Raw materials and consumables	4,771	3,818
Utilities	1,028	1,147
Other costs	917	890
Changes in inventories	405	(1,371)
	$13,143	$10,088

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

14.   Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month periods ended March 31, 2018 and 2017:

	March 31,	March 31,
	2018	2017

Salaries and employee benefits	$446	$483
Directors’ fees	74	62
Share-based payments	1,028	843
Professional fees	196	318
Office and general	486	563
	$2,230	$2,269

15.   Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three-month period ended March 31, 2018 was 26.5% and for the year ended December 31, 2017 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	March 31,	December 31,
	2018	2017

Property, plant and equipment	$879	$900
Other	306	-
Total deferred tax liabilities	1,185	900

Alternative minimum tax credits	626	626
Other	-	28
Total deferred tax assets	626	654
Net deferred tax liabilities	$559	$246

16.   Financial risk management

a.   Financial risk factors
The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.
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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As of March 31, 2018, the Company’s exposure to credit risk with respect to trade receivables amounts to $8.4 million (December 31, 2017: $3.8 million). The Company believes credit risk for Mexican Value Added Taxes of $3.2 million (December 31, 2017: $2.8 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due as at March 31, 2018.

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	March 31, 2018
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$10,099	$10,099	$-	$-	$-
Pre-payment facility	14,424	4,799	9,625	-	-
Interest on pre-payment facility	1,426	826	600	-	-
Operating leases	1,267	219	545	503	-
Other long-term liabilities	786	-	320	-	466
	$28,002	$15,943	$11,090	$503	$466

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is not subject to significant interest rate risk as the existing credit facilities have a fixed interest rate.

(2)	Currency risk

As at March 31, 2018, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Financial instruments that may impact the Company’s net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at March 31, 2018
	CAD	MXP

Cash and cash equivalents	$183	$189
Trade and other receivables	15	3,236
Trade and other payables	803	4,014

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

As at March 31, 2018, the CAD/USD and MXP/USD exchange rates were 1.29 and 18.34, respectively. The sensitivity of the Company’s net income (loss) and comprehensive income (loss) due to changes in the exchange rates for the three-month period ended March 31, 2018 is included in the following table:

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net income	$223	$491
Other comprehensive income	36	(61)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at March 31, 2018, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.8 million.

At March 31, 2018, the Company had non-hedge commodity forward contracts for approximately 1.4 million pounds of zinc and 2.5 million pounds of lead at $1.59 per pound and $1.19 per pound, respectively, to be settled within the second and third quarters of 2018 valued at approximately $5.2 million. The average forward prices on settlement as at March 31, 2018 were approximately $1.50 per pound for zinc and $1.09 per pound for lead with the commodities having a fair value of approximately $4.8 million. Accordingly, the Company recorded an unrealized gain of $0.4 million (2017: nil) through profit or loss on these contracts.

b.   Fair values
The fair value of cash, restricted cash, trade and other payables, and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•
Long-term investments: The fair value of long-term investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security.

•
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	March 31,	December 31,
	2018	2017

Level 1
Cash and cash equivalents	$3,259	$9,325
Restricted cash	713	331
Long-term investments	3	4

Level 2
Trade and other receivables	11,639	6,631
Commodity forward contracts	363	-
Pre-payment facility	14,424	15,000

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

17.   Segmented and geographic information, and major customers

a.   Segmented information
The Company’s operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b.   Geographic information
All revenues from sale of concentrates for the three-month periods ended March 31, 2018 and 2017 were earned in Mexico and the United States.

The following segmented information is presented as at March 31, 2018 and December 31, 2017, and for the three-month periods ended March 31, 2018 and 2017.

	As at March 31, 2018				As at December 31, 2017
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Cash and cash equivalents	$1,700	$1,295	$264	$3,259	$5,963	$1,791	$1,571	$9,325
Trade and other receivables	9,004	2,620	15	11,639	4,901	1,711	19	6,631
Inventories	6,272	2,689	-	8,961	6,301	3,065	-	9,366
Prepaid expenses	338	553	656	1,547	346	305	218	869
Commodity forward contracts	-	142	221	363	-	-	-	-
Restricted cash	172	541	-	713	160	171	-	331
Long-term investments	-	-	3	3	-	-	4	4
Property, plant and equipment	60,714	41,615	43	102,372	59,686	40,570	45	100,301
Total assets	$78,200	$49,455	$1,202	$128,857	$77,357	$47,613	$1,857	$126,827

Trade and other payables	$5,718	$3,208	$1,173	$10,099	$5,893	$2,608	$1,892	$10,393
Other long-term liabilities	-	698	88	786	-	469	95	564
Pre-payment facility	14,424	-	-	14,424	15,000	-	-	15,000
Post-employment benefit obligations	-	8,624	-	8,624	-	8,618	-	8,618
Decommissioning provision	1,848	1,988	-	3,836	1,904	2,044	-	3,948
Deferred tax liabilities (assets)	1,185	(626)	-	559	872	(626)	-	246
Total liabilities	$23,175	$13,892	$1,261	$38,328	$23,669	$13,113	$1,987	$38,769

	Three-month period ended March 31, 2018				Three-month period ended March 31, 2017
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Revenue	$11,408	$8,975	$-	$20,383	$7,093	$8,152	$-	$15,245
Cost of sales	(5,616)	(7,527)	-	(13,143)	(3,212)	(6,876)	-	(10,088)
Depletion and amortization	(1,343)	(870)	(2)	(2,215)	(1,128)	(891)	(3)	(2,022)
Care, maintenance and restructuring costs	-	(88)	-	(88)	-	(112)	(167)	(279)
Corporate general and administrative expenses	-	-	(2,230)	(2,230)	-	-	(2,269)	(2,269)
Exploration costs	(1,711)	(72)	-	(1,783)	(148)	(64)	-	(212)
Accretion on decommissioning provision	(37)	(10)	-	(47)	(34)	(11)	-	(45)
Interest and financing income (expense)	(261)	-	(1)	(262)	34	-	(684)	(650)
Foreign exchange gain (loss)	(144)	-	(2)	(146)	150	-	90	240
Gain on commodity forward contracts	-	143	224	367	-	-	-	-
Gain on investment in equity instruments	-	-	-	-	-	-	18	18
Write-down of equipment	-	-	-	-	-	-	-	-
Income (loss) before income taxes	2,296	551	(2,011)	836	2,755	198	(3,015)	(62)
Income tax expense	(313)	-	-	(313)	(154)	-	-	(154)
Net income (loss) for the period	$1,983	$551	$(2,011)	$523	$2,601	$198	$(3,015)	$(216)

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Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month periods ended March 31, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Revenue includes derivative pricing adjustments of $0.1 million from the Mexican Operations (2017: $0.2 million) and ($0.2) million from the U.S. Operations (2017: $0.7 million) accounted for as financial instruments (see Note 16).

c.   Major customers
The Company sold concentrates to two customers during the three-month period ended March 31, 2018 (2017: two customers), with each customer accounting for 56% and 44% (2017: 65% and 35%) of revenues, respectively.

18.   Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In December 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities assessed tax liabilities related to value added tax, income tax on dividends, surcharges and fines, aggregating $6.1 million (MXP 112.4 million). Additionally, the tax authority reduced the tax loss for fiscal year 2007 by $4.6 million (MXP 84.4 million). The Company appealed this reassessment, and the Mexican tax authorities, and after them, the Tax Court, subsequently issued a resolution reducing the disallowance to $1.0 million (MXP 17.7 million) of value added taxes, including surcharges and fines, related to transactions with certain suppliers and $2.6 million (MXP 47.3 million) by concept of reduced tax losses. The Company filed an amparo lawsuit against the resolution issued by the Tax Court and on April 24, 2018, the Federal Collegiate Courts in Administrative Matters issued its decision in confirming the reassessment upheld by the Tax Court. The Company waits for the sentence to be notified with details of the decision expected to come in the second quarter of 2018. Once the sentence is notified, the Company intends to challenge the decision before the Supreme Court. The tax losses of $2.6 million (MXP 47.3 million), if denied, would be offset by available tax losses. No amount has been recognized in the consolidated financial statements as at March 31, 2018 as an obligation cannot be measured with sufficient reliability.

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